6400 South Fiddler’s Green Circle, Suite 1970 Englewood, CO. 80111 Phone: 720.488.1711 Fax: 720.488.1722
February 8, 2008
VIA FACSIMILE — (202) 772-9252
Ms. Ibolya Ignat
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Lifevantage Corporation Item 4.01 8-K Filed January 30, 2008 File No. 000-30489
Dear Ms. Ignat:
          This letter is submitted by Lifevantage Corporation (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance as set forth in your letter to Bradford K. Amman dated February 4, 2008. For your convenience, the Staff’s comments and our responses are set forth below. Also, enclosed with the paper filing is an amended version of the above-referenced Form 8-K (the “Original Filing”), marked to show revisions made to the Original Filing, which amended version was filed via EDGAR on February 8, 2008 (the “8-K/A Filing”).
Item 4.01 8-K
COMMENT:
1.	Please amend your filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended June 30, 2007 and 2006, and in the subsequent interim period through January 30, 2008, the date of the dismissal of the former accountant, there were no disagreements with Gordon, Hughes & Bank, LLP (“GH&B”) on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of GH&B, would have caused GH&B to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-B.
RESPONSE:
     In response to the Staff’s comment, we have revised the Original Filing to state that in connection with the audits of the Company’s financial statements for the fiscal years ended June 30, 2007 and 2006, and in the subsequent interim period through January 30, 2008, the date of the dismissal of GH&B, the former accountant, there were no disagreements with GH&B on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of GH&B, would have caused GH&B to make reference to the subject matter of the disagreement in connection with its report. Please see the attached 8-K/A Filing.

COMMENT:
2.	Please revise the fourth paragraph of your Item 4.01 to state, if true, that during the years ended June 30, 2007 and 2006, and the subsequent interim period through January 30, 2008, GH&B did not advise the company of any reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B.
RESPONSE:
     In response to the Staff’s comment, we have revised the Original Filing to state that during the years ended June 30, 2007 and 2006, and the subsequent interim period through January 30, 2008, GH&B did not advise the Company of any reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B. Please see the attached 8-K/A Filing.
COMMENT:
3.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Gordon, Hughes & Banks, LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.
RESPONSE:
          In response to the Staff’s comment, we included as Exhibit 16 to the 8-K/A Filing an updated letter from GH&B, as required by Item 304(a)(3) of Regulation S-B, dated February 8, 2008. Please see the attached 8-K/A Filing.
*     *     *     *

          The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K/A Filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 8-K/A Filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call me at (303) 565-8628 if you have any further comments on the 8-K/A Filing.

Sincerely,
/s/ Bradford K. Amman
Bradford K. Amman
Treasurer Lifevantage Corporation

cc:
David Brown, Chief Executive Officer
Jon Taylor and Sarah Barnes, Kendall, Koenig & Oelsner, PC
Enclosures with paper filing.